INTERNATIONAL LAND ALLIANCE, INC.

350 10th Avenue, Suite 1000

San Diego, CA 92101

September 10, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo

Re:	International Land Alliance, Inc.
Registration Statement on Form S-1
Filed August 26, 2021
File No. 333-259094

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, International Land Alliance, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Eastern Time, on September 14, 2021, or as soon as practicable thereafter.

International Land Alliance, Inc.

By:	/s/ Roberto Valdes
Name:	Roberto Valdes
Title:	Chief Executive Officer

Cc: William B. Barnett, Esq.